GENESIS TECHNOLOGY GROUP, INC.

9700 Glades Road, Suite 420

Boca Raton, Florida 33434

Telephone (561) 988-9880

‘CORRESP’

May 2, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Howard Efron
Kevin Woody

Re: Genesis Technology Group, Inc.
Form 10-KSB for the fiscal year ended September 30, 2006
Form 10-QSB for the quarterly period ended December 31, 2006
File No. 333-56347

Ladies and Gentlemen:

Reference is made to the Staff’s comments under cover of its letter dated March 21, 2007 on the above-referenced filing. The following numbered responses correspond to the Staff’s numbered comments in its March 21, 2007 letter.

In response to the Staff’s comments, please be advised as follows:

Form 10-KSB for the fiscal year ended September 30, 2006

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1. We note that you have reported your cash flows from discontinued operations entirely within the operating activities section of the consolidated statements of cash flows. Please advice what consideration you have given to CPCAF Alerts 90 and 98 which require you to separately present operating, investing and financing cash flows from discontinued operations by category, (as you have elected to separately present cash flows from discontinued operations).

Response:

We believe that our presentation in the 2006 and 2005 Statement of Cash Flows is in compliance with Statement 95 and CPCAF Alert #90 and #98. Statement 95 requires that an entity report its cash inflows and outflows according to whether they relate to operating, investing, or financing activities. Footnote 10 of that Statement addresses discontinued operations and states “Separate disclosure of cash flows pertaining to discontinued operations reflected in the operating, investing, and financing categories is not required.”

We noted that in Joel Levine’s remarks at the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments, Mr. Levine indicated that several variations that are consistent with this disclosure requirement are:

1.	Combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the three categories;

2.	Separately identifying the cash flows related to discontinued operations within each of the three categories; and,

3.

Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before “net increase or decrease in cash and cash equivalents.”

Our fiscal 2006 and 2005 cash flow presentation has been prepared consistent with Item 2 above. The changes in cash flows representing changes occurring for our discontinued operations were consolidated and are included in operating activities since this discontinued business did not have any investing or financing activities.

Note 1 - Organization and Summary of Significant Accounting Policies

Marketable Equity Securities, Page F-10

2. Your Forms 10-KSB and 10-QSB have been referred for review to the Division of Investment Management at the United States Securities and Exchange Commission (“SEC”). This is the SEC Division that is primarily responsible for the regulation of mutual funds and other investment companies that arc registered with the SEC.

On the basis of the information in your Form 10-KSB and Form 10-QSB filed with the Commission on January 16, 2007 and February 14,2007, respectively, it appears that Genesis Technology Group, Inc. may be an investment company as defined in the Investment Company Act of 1940 (“Investment Company Act”). Genesis Technology Group, Inc.’s consolidated balance sheer indicates that as of September 30, 2006, approximately 97% of your assets consisted of investment securities and that as of December 31, 2006, approximately 91% of your assets consisted of investment securities.

Accordingly, please provide a written explanation as to why Genesis Technology Group, Inc. is not subject to registration and regulation under the Investment Company Act. You may provide us with an unconsolidated balance sheet if doing so would cause your investment securities to comprise less than 40% of total assets. The 40 percent asset test of Section 3(a)(l)(C) must be applied on an unconsolidated basis. You may wish to discuss exclusions from the definition of “Investment Company” under the Investment Company Act in your analysis.

For example, Section 3(b)(l) of the Investment Company Act provides that, notwithstanding Section 3(a)(1)(C), an issuer “primarily engaged” in a business other than that of investing, reinvesting, owning, holding, or trading in securities is not an investment company. For a discussion of the relevant criteria for determining whether a company is primarily engaged in a non-investment company business, see Investment Company Act Release Nos. 25835(Nov. 26, 2002) (text accompanying note 17) and 26077 (June 16, 2003) (text accompanying note 11) (The Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947) factors also have been applied to determine whether an issuer satisfies the primary business standard under Section 3(b)(l)): Managed Future Assn. (Pub. avail. July 15, 1996).

Response:

It has never been the intention of the Company to function as an investment company and to be primarily engaged and operate a business model in which its asset base would be comprised in substantial part of securities and passive investments in which the Company would not have a significant control relationship. Inasmuch as the Company did accept as compensation for its consulting services with respect to its various client companies compensation in the form of securities as well as cash, it has regularly included disclosures in its periodic reports reflecting its determination not to be considered an investment company, but did include the potential risks associated with being deemed such a regulated entity.

As is evidenced from the Company’s historical experience, its primary asset until mid February 2006 was its 80% owned subsidiary, Chorry Technology Development Co., Ltd. The Company determined to liquidate its interest in Chorry based on its concern that it would prove more and more difficult and problematical to exercise and fulfill its fiduciary responsibility based on certain cultural differences that developed with management of that subsidiary. In addition, the Company held at least majority owned interests in several other companies which included Yastock Investment Consulting Company, Limited, Global Boardroom Solutions, Inc. and Extrema LLC, all of which were operating companies which were disposed of or discontinued their operations between the end of 2004 and September 30, 2006. All of these entities represented active operations in which the Company had a substantial controlling interest and were the focus of the Company’s activities notwithstanding the subsequent need to discontinue and/or dispose of these operations consistent with the economic needs of the Company. Accordingly, until the Chorry subsidiary was disposed of, the Company was not confronted with any significant issue of inadvertently becoming an investment company based on its business model or the level of its securities not representing a controlling equity position.

The true model of the Company is twofold: Genesis is receptive and is pursuing potential reverse acquisitions with a substantial operating entity in which the combined assets and scope of operations would demonstrate that the Company would not be dependent on assets which are reflective of an investment company model. To that end, in the summer of 2006, the Company announced an agreement with Gold Horse International, Inc. anticipating a reverse acquisition. In October 2006, the Company completed its due diligence process and determined that the proposed acquisition would not be in its interest. Currently, Genesis has recently announced an agreement with an undisclosed steel products company in China which will either be a reverse acquisition candidate for the Company or will be part of a co-venture or partnership arrangement with another entity in which the Company would have a substantial interest to be negotiated but between 25% and 35%. That entity has an asset base of approximately $22 million.

Also, Genesis will invest in Chinese entities with a view to exercising a controlling interest and active overseeing responsibility by obtaining in most instances a 20% or, more likely, greater equity position and/or control of the Board of Directors or applicable management group of these entities. In furtherance of that model, the Company has previously announced investment in the following entities or is in definitive negotiation with additional companies as identified below for which we have included a description of the salient terms. In each instance, Board membership or management participation is anticipated.

Chinese Partner Company	Industry Sector	Actual or Negotiated Ownership

Lotus Pharmaceuticals (completed)	Pharmaceuticals	Approximately 14 percent of outstanding shares
Gold Horse International, Inc. (in process)	Construction, Real Estate, Hospitality	Approximately 35 percent ownership
Huayang Environmental (in process)	Power Plants, Industrial Dye	Approximately 35 percent ownership
Liziyuan Beverages (in process)	Health Food Beverages	Approximately 35 percent ownership
Site Steel Structures (in process)	Steel Constructive Products	Approximately 30 percent ownership

Both these business models which the Company is pursuing and intends to further develop do not involve the holding out of the Company as an investment company or an organization which intends to follow a business model of holding a proportion of investment securities as would create an impression that the Company intended to function as an investment company.

Note 5 – Marketable Securities Received for Services Rendered

3. We note your disclosure which indicates that you valued the 13,209,600 shares of restricted common stock of SEAA at $0.51 per share based on “an accredited business valuation performed by an independent party.” Please help us to understand why you determined that an independent party valuation was the appropriate way to value the common stock in light of the fact that you have disclosed that SEAA was a publicly traded company and we would presume that you would have available market price information at your disposal. Further, tell us the date of the valuation of SEAA common stock, whether or not the party providing the valuation can be considered a valuation specialist, and summarize the significant factors, assumptions and methodologies used in determining fair value.

Response:

As stated in our financial statements and related reports filed with the SEC, Genesis received 13,209,600 shares of restricted common stock of SEAA for various business development services and including efforts that facilitated the merger of Lotus with and into SEAA. The Company valued these shares at $0.51 per share based on a business valuation performed by George R. Levie, CPA, an accredited business valuator as described hereafter.

Genesis believes that it was appropriate to use an independent valuation for purposes of valuing the shares of SEAA received inasmuch as SEAA was essentially a shell corporation with minimal sales and assets. Notwithstanding such limited activities, SEAA stock began trading in August 2005 with an initial trading price of $.40 per share. However, after August 2005 and through September 28, 2006, there was no trading activity and no change in the posted bid and offered prices of the shares. While not germane to the valuation given the essential shell status of SEAA, in the interest of candor, we would describe that SEAA sold common shares in a private placement during the four months ended April 30, 2005 at $.50 per share, and during the first half of fiscal 2006 prior to the merger, issued shares for services at $.40 per share. Following the merger, the price of the stock (under a new trading symbol) appreciated above $.51, although, once again on limited trading volume.

The limited background and status of SEAA was not factored into the valuation by George R. Levie, CPA, as its report, which provided the essential basis for the valuation of the restricted common shares received by Genesis, was predicated on the valuation of the operation, history and prospects of Lotus, inasmuch as the common shares received by Genesis occurred in conjunction with the completed merger. Based on the circumstances, we believe that in order to determine the fair value of the restricted shares of SEAA received on September 28, 2006, the valuation report would provide a more cogent estimation of the value of the restricted common shares received than the historical and nominal trading prices posted for SEAA prior to the merger.

The appraisal was performed by George R. Levie, CPA. Mr. Levie has been a CPA since 1965 and was accredited in business valuation pursuant to the American Institute of Certified Public Accountants in February 2000 (ABV). Mr. Levie has been a committee member on the Valuation & Litigation Services Section of the Florida Institute of CPA’s from 2001 to the present. Additionally, Mr. Levie has been a lecturer and has authored articles on business valuation and other accounting topics.

In summary, the appraiser’s analysis considered those facts and circumstances relevant to Lotus at the valuation date. To arrive at his conclusion of Fair Market Value, Mr. Levie performed the following procedures:

•	Collected relevant historic financial statements of Lotus;

•	Analyzed the historic financial statements by calculating financial ratios financial statements for each historic year in order to identify trends;

•	Compared Lotus’ financial ratios and financial statements to industry guideline data to identify any significant variances;

•	Researched the industry and Lotus’ outlook for the future;

•	Developed risk-adjusted capitalization and discount rates to apply to Lotus’ historical and projected earnings, respectively;

•	Collected and analyzed transactional data from comparable companies within the same industry; and

•	Applied income and market valuation approaches to determine an estimate of total entity value.

The following methods were considered under each approach:

1.	Income Approach

Capitalization of Earnings

2.	Market Approach

Price to Earnings, Price to Revenue, Price to Gross Cash Flow, Price to Cash Flow from Operations, Price to Seller’s Discretionary Cash Flow, Price to Dividends, Price to Book Value, Price to Total Assets and Price to Stockholders’ Equity

3.	Net Asset Approach

4.	Other Methods

The valuation report prepared by George R. Levie CPA was dated December 11, 2006 which reported the appraiser’s opinion of the fair value of the shares of restricted stock received by the Company in SEAA using the most current financial information available as to Lotus as of June 30, 2006. The valuation was not advanced beyond that date inasmuch as the acquisition occurred on September 28, 2006, and the Company did not believe that historical information pertaining to SEAA prior to the merger was relevant to any consideration of the valuation.

While not germane to the valuation of Lotus itself, the appraiser did apply to the shares of SEAA a discount based on standard valuation criteria for the minority status of the SEAA common shares received by Genesis.

For the further information of the staff, but not an element in the report of the valuator or the Company’s valuation for purposes of its financial statements, Lotus did complete a private placement of its securities in February 2007 to a group of accredited institutional investors in which the conversion price of the securities was $1.00 per share.

Accordingly, the Company believes that the independent valuator’s report represented a more accurate and objective criteria for valuating the shares of SEAA common stock received than the limited historical trading information for SEAA.

4. If your holding in SEAA do not have readily determinable fair values, it appears that your holdings in SEAA are not within the scope of SFAS 115. Please tell us how you plan to account for changes in the value of SEAA stock in the future and what your basis is in GAAP for your proposed accounting treatment. Further, please tell us how you determined that your SEAA common stock holdings are not impaired as of September 30: 2006 in light of your disclosures on pages 13 and 14 which indicate that these securities arc not readily saleable and have not been registered leaving uncertainty as to when you will be able to liquidate these holdings and for what amount. Additionally, please disclose your impairment policies related to SEAA common stock holdings within the notes to your financial statements and us a critical accounting policy within management’s Discussion and Analysis or Plan of Operation in future filings.

Response:

As stated in our financials statements, we closed on the SEAA transaction on September 28, 2006, 2 days prior to our fiscal year end of September 30, 2006. Prior to September 28, 2006, there was no trading of SEAA common stock since the there was minimal business activity. Based on our experience and knowledge with the acquired Company, Lotus Pharmaceuticals, Inc., our equity holding have significant value and marketability in the near term and we believe that these shares should be accounted for within the scope of SFAS 115.

Lotus Pharmaceuticals, Inc (“Lotus”), formerly SEAA, is engaged in the production, trade and retailing of pharmaceuticals in China.

We view Lotus as a long-cycle pharmaceutical company with multiple business initiatives underway. The nature of Lotus’ technology provides multiple points for increasing enterprise value ranging from drug applications to enabling technology alliances or partnerships. Value is driven by successful progress in its research and development and the success of its retail pharmacy locations.

Our investment impairment analysis for Lotus generally included and will include in the future review and analysis of several factors, including:

1.

Our discussions with Lotus’s management to review the status of key internally established development milestones as they relate to Lotus’s technology. As a result of the Company’s strategic alliance with Lotus, we regularly had access to information regarding technology developments and business initiatives that was generally not available to the investor community.

2.	Our knowledge of Lotus’s activities relating to new agreements, new investor funding and milestone achievements.

3.

The Company’s review of Lotus’s financial position, primarily the cash resources and operating cash flow, to determine if cash levels were sufficient to continue to fund projected operations and ongoing technology development.

Additionally, we considered EITF 03-1 as of the September 30, 2006 and December 31, 2006 period and will consider EITF 03-1 in the future. According to EITF 03-1, a security is impaired when its fair value is less than its carrying value, and an impairment is other than- temporary if the investor does not have the “ability and intent” to hold the investment until a forecasted recovery of its carrying amount. EITF 03-1 holds that the impairment of each security must be assessed using the ability-and-intent-to-hold criterion regardless of the severity or amount of the impairment. We have always intended to hold our investment in marketable securities for a period of time sufficient to allow for any anticipated recovery in market value.

Paragraph 16 of SFAS 115 and SAB Topic 5M provide that numerous factors must be considered, including the following, in determining whether a decline in value requires a write-down to a new cost basis for an individual security, which we considered:

•	The length of time and extent to which the market value has been less than cost;

•

The financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer (e.g., changes in technology, or the planned discontinuance of a line of business); and

•	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

We have acquired our interest in SEAA on September 28, 2006. Although Lotus has been thinly traded since September 28, 2006 with a trading price ranging from $1.50 to $4.00 per share, Lotus has begun an investor relations campaign to enhance the knowledge of the investment community, has seen a steady increase in trading volume and has filed a registration statement of Form SB-2. Additionally, in February 2007, Lotus successfully raised $3 million in a private placement of convertible debt that is convertible into Lotus common shares at a floor of $1.00 per share.

At the time of issuance of our September 30, 2006 and December 31, 2006 financial statements, we had no knowledge of any material adverse impact on the financial condition and near-term prospects of Lotus.

We will disclose our impairment policies related to SEAA common stock holdings within the notes to our financial statements and as a critical accounting policy within Management’s Discussion and Analysis or Plan of Operation in future filings.

Exhibits 31.1 and 3 1.2

5. We noted that you have made certain modifications to the exact form of the required certifications including a modification to the second certification paragraph. Please discontinue the use of modifications in future fi1ings as certifications required under Exchange Act Rules 13a-l4[a) and 15d-l4(a) must be in the exact form set forth in item 601(b)(31) of Regulation S-K.

Response:

We have noted your comment and will change our certifications on exhibit 31.1 and 31.2 to the exact form set forth in item 601(b) (31) of Regulation S-K.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Very truly yours,

/s/ Adam Wasserman

Adam Wasserman

Chief Financial Officer

cc:	James M. Schneider, Esq.
Sherb & Co., LLP